SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                        ___________________
                         SCHEDULE 14D-1/A
            Tender Offer Statement Pursuant to Section 14(d)(1)
               of the Securities Exchange Act of 1934
                          (AMENDMENT NO. 2)
                         ___________________
       PROMETHEUS INCOME PARTNERS, a California limited partnership
                      (Name of Subject Company)

                    PIP PARTNERS - GENERAL, LLC,
               a California limited liability company
                             (Bidder)

                UNITS OF LIMITED PARTNERSHIP INTEREST
                     (Title of Class of Securities)

                               742941 10 7
                    (CUSIP Number of Class of Securities)
                          ___________________
                         Mr. Sanford  N. Diller
                      PIP PARTNERS - GENERAL, LLC
                           350 Bridge Parkway,
                Redwood City, California 94065-1517
                            (415) 596-5300

                              Copy to:
                         Samuel H. Gruenbaum, Esq.
                       Cox, Castle & Nicholson, LLP
                2049 Century Park East, Twenty-Eighth Floor
                      Los Angeles, California  90067
                             (310) 277-4222

          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidder)

                      Calculation of Filing Fee
Transaction Valuation*                           Amount of Filing Fee
    $4,365,000                                          $873

*	For purposes of calculating the filing fee only.  This amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $485 per Unit in cash.

[X]	Check box if any part of the fee is offset as provided by Rule 0-
11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:	$855	Filing party: PIP Partners - General, LLC
Form or registration no.:	Schedule 14D-1/A	Date filed:
November 8, 1996


	(Continued on following pages)
	(Page 1 of 5 pages)

1.	Name of Reporting Person; S.S. or I.R.S. Identification No. of
Above Person

	PIP PARTNERS - GENERAL, LLC, a California limited liability
company
________________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)   	(b)
________________________________________________________________________
3.	SEC Use Only


________________________________________________________________________
4.	Sources of Funds (See Instructions)

	AF; BK
________________________________________________________________________
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant
to Item 2(e)
	or 2(f)
________________________________________________________________________
6.	Citizenship or Place of Organization

	California
________________________________________________________________________
7.	Aggregate Amount Beneficially Owned by Each Reporting Person

	No Units of Limited Partnership Interest; however, an affiliate of the Bidder (i.e. the sole general partner of the Subject Company) owns a 5% interest in the distributable cash from operations of the Subject Company and 15% interest in the net proceeds from the sale or other disposition of the properties owned by the Subject Company, subject in both cases to certain priorities of the limited partners of the Subject Company.
________________________________________________________________________
8.	Check Box if the Aggregate Amount in Row (7) Excludes Certain
Shares (See Instructions)
________________________________________________________________________
9.	Percent of Class Represented by Amount in Row (7)

	0% of the Limited Partnership Interests. 100% of the general partnership interests of the Subject Company.
________________________________________________________________________
10.	Type of Reporting Person (See Instructions)

	00

	AMENDMENT NO. 2 TO SCHEDULE 14D-1/A

	This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission ("SEC") on November 8, 1996, as amended by Amendment No. 1 to Schedule 14D-1 filed with the SEC on November 18, 1996, by PIP Partners - General, LLC, a California limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below.

	Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1/A and the Offer to Purchase.

ITEM 1.	SECURITY AND SUBJECT COMPANY.

	Item 1(b) is hereby supplemented and amended as follows:

	The information set forth in the Introduction to Supplement No. 2 to the Offer to Purchase dated December 9, 1996, a copy of which is attached hereto as Exhibit (a)10 (the "Supplement"), is incorporated herein in its entirety by reference.

ITEM 3.	PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
COMPANY.

	Item 3(b) is hereby supplemented and amended as follows:

	The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.

ITEM 10.	ADDITIONAL INFORMATION.

	Item 10(e) is hereby supplemented and amended as follows:

	The information set forth in the third and fourth paragraphs of
Section 11 of the Supplement ("Background of the Offer") is incorporated herein in its entirety by reference.

	Item 10(f) is hereby supplemented and amended as follows:

	The information set forth in the Supplement, the related Letter of Transmittal, the related letter to holders of Units, the Notice of Withdrawal, and the press release dated December 9, 1996, copies of which are attached hereto as Exhibits (a)(10), (a)(11), (a)(12), (a)(13) and (a)(14), respectively, is incorporated herein in its entirety by reference.


ITEM 11.	MATERIAL TO BE FILED AS EXHIBITS.

	Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

	(a)(10) Supplement to Offer to Purchase, dated December 9, 1996.

	(a)(11) Letter of Transmittal.

	(a)(12) Cover Letter, dated December 9, 1996, from PIP PARTNERS GENERAL, LLC to the holders of Units.

	(a)(13) Notice of Withdrawal.

	(a)(14) Press Release, dated December 9, 1996.

	(c)(3)	Supplement to Agreement to Make Tender Offer dated
December 9, 1996.


	SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 9, 1996


	PIP PARTNERS - GENERAL, LLC, a California limited liability company

	By:  PromHill, Inc., a California corporation, its         Manager


		By:_________________________
		    Name:  Sanford N. Diller
		    Title:  President

	EXHIBIT INDEX



EXHIBIT
NO.					TITLE


(a)(10)  Supplement to Offer to Purchase, dated December 9, 1996.

(a)(11)  Letter of Transmittal.

(a)(12) Cover Letter, dated December 9, 1996, from PIP PARTNERS - GENERAL, LLC to the holders of Units.

(a)(13)  Notice of Withdrawal.

(a)(14)  Press Release, dated December 9, 1996.

(c)(3)   Supplement to Agreement to Make Tender Offer dated December 9,
         1996.




                         EXHIBIT (a)(10)

                        SUPPLEMENT NO. 2
                                to
                  OFFER TO PURCHASE FOR CASH
                                by
                  PIP PARTNERS - GENERAL, LLC,
              AN AFFILIATE OF THE GENERAL PARTNER

                        $485 NET PER UNIT
      UP TO 9,000 UNITS OF LIMITED PARTNERSHIP INTEREST
                                of
                    PROMETHEUS INCOME PARTNERS


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD, AS SUPPLEMENTED HEREBY, WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK, NEW YORK TIME,
 ON DECEMBER 23, 1996, UNLESS EXTENDED.

	PIP PARTNERS - GENERAL, LLC, a California limited liability company (the "Purchaser"), and an affiliate of the General Partner (as defined below), hereby supplements and amends its offer to purchase up to 9,000 of the issued and outstanding units of limited partnership interest (the "Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996, as supplemented and amended, this Supplement No. 2, and the related Letter of Transmittal, as each may be amended from time to time. The 9,000 Units sought pursuant to this Offer represent, to the best knowledge of the Purchaser, approximately 47.4% of the Units outstanding as of the date of this Offer. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.

TO THE HOLDERS OF UNITS OF LIMITED PARTNERSHIP
INTEREST OF PROMETHEUS INCOME PARTNERS:

	INTRODUCTION

	The Purchaser, PIP Partners-General, LLC, an affiliate of the general partner of the Partnership (the "General Partner"), hereby amends the Offer to increase the Purchase Price to $485 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of distributions per Unit declared or made by the Partnership after November 8, 1996 through and including the date of payment of the Purchase Price for the Units by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement, and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time.

	____________________

	LIMITED PARTNERS WHO HAVE ALREADY TENDERED THEIR UNITS TO THE PURCHASER WILL AUTOMATICALLY RECEIVE THE BENEFIT OF THE $485 PURCHASE PRICE AND NEED NOT TAKE ANY FURTHER ACTION.

	THIS OFFER, WHICH IS BEING MADE BY AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP, REPRESENTS AN INCREASE OF $5 PER UNIT OVER THE PURCHASE PRICE CURRENTLY BEING OFFERED BY PROM INVESTMENT PARTNERS, L.L.C., WHICH HAS NO AFFILIATION WITH THE PARTNERSHIP, BUT WHICH IS AFFILIATED WITH APOLLO REALTY ADVISORS, PURSUANT TO A TENDER OFFER (THE "APOLLO TENDER OFFER").


Before tendering, Limited Partners are urged to consider the following factors:

		The Special Committee of the Board of Directors of the General Partner continues to urge that it is in the best interest of the Partnership and the Limited Partners, and it will best serve to protect the value of the Partnership Properties and the value of the Units, to accept this Offer rather than accepting the Apollo Tender Offer. The Purchaser, an affiliate of the General Partner, will continue the General Partner as the general partner of the Partnership, and hence the Partnership will have the benefit of the skill, knowledge, and experience which affiliates of the General Partner possess in dealing with the hardboard siding problem currently facing the Partnership's properties, Alderwood Apartments and Timberleaf Apartments (the "Partnership Properties").

		The Special Committee of the Board of Directors of the General Partner continues to recommend that it is in the best interest of the Partnership, all of the Limited Partners, and the tenants and employees at the Partnership Properties, that those Limited Partners who have a current or anticipated need or desire for liquidity should tender their Units to the Purchaser in accordance with the terms of this Offer. The Special Committee has determined that while this Offer is better than the Apollo Tender Offer, unless a Limited Partner has a current or anticipated need or desire for liquidity, it is in the best interest of the Limited Partners to retain their Units (and not to tender to either the Purchaser or Apollo) until the hardboard siding problem has been resolved.

		THE SPECIAL COMMITTEE HAS THUS RECOMMENDED THAT THOSE LIMITED PARTNERS WITH A CURRENT OR ANTICIPATED NEED OR DESIRE FOR
LIQUIDITY SHOULD TENDER THEIR UNITS TO THE PURCHASER, AN AFFILIATE OF THE GENERAL PARTNER, PURSUANT TO THIS OFFER.

		As disclosed in the Schedule 14D-9 filed by the Partnership on November 4, 1996 with the Securities and Exchange Commission ("SEC") (the "Partnership's Schedule 14D-9"): (a) the Partnership Properties currently suffer from a hardboard siding problem which could have a major impact on the value and marketability of the Partnership
Properties, and hence the value of the Units, at the current time; and
(b) the beneficial owner of the Purchaser and the General Partner, Mr. Sanford N. Diller, and his affiliates, have substantial knowledge, skill, and experience in managing the many business and legal aspects of this problem, including managing litigation against manufacturers, insurers, subcontractors, and others as a result thereof. The General Partner recently commenced such litigation on behalf of the Partnership as a result of the Partnership's hardboard siding problem. Testing and analysis to-date have revealed the existence of the problem, as a result of which further evaluation and testing, including invasive testing, are being undertaken by the Partnership. At the present time, it is not possible to predict with certainty the full amount of damages and the ultimate cost to the Partnership of resolving the problem.

		The Purchaser advised Apollo of the seriousness of the hardboard siding problem and the complexity of its resolution to the best advantage of the Partnership. This included resolution of the related litigation which the Partnership has commenced against the manufacturer of the hardboard siding and others and implementation and completion of the necessary repairs. It also included the serious negative impact of the hardboard siding problem on the current marketability and value of the Partnership Properties and hence the value of the Units. The Purchaser believes, as does the Special Committee of the Partnership, that resolution of the hardboard siding problem is important to realization by the Partnership and by limited partners of maximum value for, respectively, the Partnership Properties and the Units. The Purchaser believes that Apollo's prime focus is liquidation of its investment at a profit as quickly as possible through sale of the Partnership Properties and liquidation of the Partnership or otherwise. The Purchaser, on the other hand, believes that the General Partner should continue operating the Partnership Properties in a prudent fashion and pursue resolution of the hardboard siding problem as described above before seeking to sell the properties and liquidate the Partnership.

		The Apollo Tender Offer does not address the importance to the Partnership and the limited partners of (1) handling the hardboard siding problem as described above, or (2) the skill, knowledge, and experience possessed by affiliates of the General Partner, including
Maxim Property Management, which manages the Partnership Properties, in dealing with the hardboard siding problem.

		There is no minimum number of Units required to be tendered in response to this Offer.

	____________________

	LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, IF ANY, WHICH
COMMISSIONS AND FEES WILL BE BORNE BY THE PURCHASER.
	____________________

	THE PURCHASER AND THE GENERAL PARTNER OF THE PARTNERSHIP ARE
AFFILIATED: THE BENEFICIAL OWNER OF THE PURCHASER IS THE BENEFICIAL OWNER OF THE GENERAL PARTNER.

	____________________

	IF, AS OF THE EXPIRATION DATE, MORE THAN 9,000 UNITS ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, THE PURCHASER WILL ONLY ACCEPT FOR PURCHASE ON A PRO-RATA BASIS A MAXIMUM OF 9,000 UNITS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. SEE SECTION 14 OF THE PURCHASER'S
ORIGINAL OFFER TO PURCHASE ("CONDITIONS OF THE OFFER"). A LIMITED PARTNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH LIMITED PARTNER; HOWEVER, TENDERS OF FRACTIONAL UNITS WILL ONLY BE ACCEPTED IF ALL OF THE UNITS HELD BY SUCH LIMITED PARTNER ARE TENDERED.

	____________________

	FOR THE CONVENIENCE OF LIMITED PARTNERS DESIRING TO WITHDRAW ANY UNITS TENDERED IN RESPONSE TO THE APOLLO TENDER OFFER AND ACCEPT THE $485 PER UNIT OFFERED HEREBY, ANOTHER FORM OF "NOTICE OF WITHDRAWAL" IS ENCLOSED WHICH, IF PROPERLY DELIVERED TO THE HERMAN GROUP, INC., DEPOSITARY AGENT FOR THE APOLLO TENDER OFFER, BEFORE MIDNIGHT, DECEMBER 20, 1996, NEW YORK CITY TIME, WILL ENABLE LIMITED PARTNERS TO WITHDRAW UNITS TENDERED PURSUANT TO THE APOLLO TENDER OFFER.
	____________________

	The address of Purchaser's principal executive offices is:
	350 Bridge Parkway,
	Redwood City, California 94065-1517
	____________________


	IMPORTANT


	Any (i) owner of record of Units (a "Limited Partner"), (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts or qualified plans (a "beneficial owner"), or (iii) person who has purchased Units but has not yet been reflected on the Partnership's books as the record owner of such Units (an "assignee"), desiring to tender any or all of such person's Units should either (1) complete and sign the Letter of Transmittal accompanying this Supplement, or a facsimile copy thereof, in accordance with the instructions in such Letter of Transmittal and mail or deliver such Letter of Transmittal, or a facsimile copy thereof, and any other required documents as described below, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Limited Partners in this Supplement or the Offer to Purchase shall be deemed to also refer to beneficial owners and assignees.

SEND COMPLETED LETTER OF TRANSMITTAL TO:

IBJ SCHRODER BANK & TRUST COMPANY
Telephone: (212) 858-2103
Facsimile: (212) 858-2611

By Mail:
Bowling Green Station
P.O. Box 84
New York, New York 10274-0084
Attention Reorganization Operations Department

Hand/Overnight Delivery
One State Street
New York, New York 10004
Attention: Securities Processing Window
Sub-Cellular One

	Questions or requests for assistance in connection with this Offer, and requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents, may be directed as follows:

	GEORGESON & COMPANY INC.
	Wall Street Plaza
	New York, New York, 10005
	Telephone: (800) 223-2064

	NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

	EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

	____________________

	SUPPLEMENT TO THE TENDER OFFER


	11.	BACKGROUND OF THE OFFER.

	Section 11 of the Offer to Purchase is hereby supplemented and amended as follows:

	On November 12, 1996, the Partnership withdrew its motion for a temporary restraining order and for expedited discovery in connection with the Partnership's lawsuit against Prom Investment Partners L.L.C. ("Apollo") titled Prometheus Income Partners v. Prom Investment Partners L.L.C., AG-GP Prom Partners, Inc., et al. On November 22, 1996, the Partnership and Apollo entered into an agreement providing that Apollo's time to answer the Partnership's complaint was extended until five business days after Apollo's counsel receives written notice from the Partnership's counsel demanding service of an answer to the Partnership's complaint.

	Since November 18, 1996, the Purchaser and Apollo have discussed a possible joint tender offer by the Purchaser and Apollo for Units and an agreement by Apollo not to seek liquidation of the Partnership until after the Partnership concluded its litigation concerning the hardboard siding problem. On November 27, 1996, Apollo amended its offer to extend its expiration to 12:00 Midnight, New York City time, on December 4, 1996. On December 4, 1996, Apollo terminated all discussions with the Purchaser regarding the foregoing. No further discussions are scheduled between the Purchaser and Apollo.

	On November 26, 1996, a lawsuit (the "Suit") was filed by J/B Investment Partners, on behalf of all Limited Partners of the Partnership, in California Superior Court for the County of Santa Clara, Case Number CV762405 (the "Limited Partner Class Action Lawsuit") against the General Partner, the Purchaser, Sanford N. Diller, Vicki R. Mullins, John Murphy and certain entities affiliated with the foregoing (collectively, the "Defendants"). The Suit is styled as a derivative and class action suit; no demand was made upon the Partnership to bring the Suit, and it is too early to know if the class will be certified. According to the Suit, Ms. Mullins and Mr. Murphy are officers and directors of the General Partner and are the sole members of the Partnership's Special Committee. The Suit alleges, among other things, that: (i) Mr. Diller, Ms. Mullins and Mr. Murphy have exercised their control of the Partnership to pursue "a common plan and scheme by which they have and are continuing to waste and misappropriate hundreds of thousands of dollars of the Partnership assets"; (ii) the Special Committee is not independent and is "flawed in that it consists only of two employees of the General Partner and its affiliates"; (iii) the Defendants breached their fiduciary duties to the Partnership and the Limited Partners; (iv) the Defendants breached the Partnership Agreement; and (v) the General Partner and the Purchaser have been unjustly enriched.

	The Purchaser believes that the Suit is based upon inaccurate and erroneous allegations, fails to state a claim for relief, and is without merit. The Purchaser intends to vigorously defend itself. The
Purchaser believes that, among other things, as a result of the actions taken by it to date, including its Agreement to Make Tender Offer with the Partnership, the tender offer price to all limited partners has increased from Apollo's original price of $405 per Unit to the current offer price of $485 by the Purchaser and $480 by Apollo, representing a benefit of $80 per Unit, or $720,000, to limited partners if the maximum number of Units for which the tender offers are being made, i.e., 9000 Units, are tendered.

	Upon receipt of the supplement increasing the price offered in the Apollo Tender Offer to $480, the Special Committee encouraged the Purchaser to increase its offer and to make a supplemental tender offer to the Limited Partners at an increased price. As a result, this Supplement No. 2 providing for an increased Offer of $485 per Unit net to sellers is being made by the Purchaser. This increased Offer is being made pursuant to the terms of the Agreement to make Tender Offer between the Partnership and the Purchaser, under which costs and expenses of the Purchaser for printing and mailing charges, information agent fees, depositary fees, legal fees, filing fees, and other related expenses aggregating approximately one hundred forty-five thousand dollars through November 6, 1996, are reimbursable by the Partnership.

	NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THE OFFER, HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Dated:	December 9, 1996

				PIP PARTNERS - GENERAL, LLC,
				a California limited liability company

	Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. The Letter of Transmittal and any other required documents should be sent or delivered by each Limited Partner to the Depositary at its address set forth below. To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) must be received by the Depositary at the address (or facsimile number) set forth below before 12:00 midnight, New York, New York time, on Monday, December 23, 1996.

	The Depositary

IBJ SCHRODER BANK & TRUST COMPANY
Telephone: (212) 858-2103
Facsimile: (212) 858-2611

By Mail:
Bowling Green Station
P.O. Box 84
New York, New York 10274-0084
Attention Reorganization Operations Department

Hand/Overnight Delivery
One State Street
New York, New York 10004
Attention: Securities Processing Window
Sub-Cellular One


The Information Agent

For Additional Information Call:

GEORGESON & COMPANY INC.
Wall Street Plaza
New York, New York 10005

(800) 223-2064





	                   EXHIBIT (a)(11)

	                                    ACCOMPANIES SUPPLEMENT NO. 2

                      LETTER OF TRANSMITTAL
                              TO
             TENDER UNITS OF LIMITED PARTNERSHIP INTEREST
                              OF
                    PROMETHEUS INCOME PARTNERS

        PURSUANT TO THE OFFER TO PURCHASE DATED NOVEMBER 8, 1996,
            AS SUPPLEMENTED AND AMENDED ON NOVEMBER 15, 1996
                       AND DECEMBER 9, 1996
                              BY
                  PIP PARTNERS - GENERAL, LLC



Number of (*)
Units Tendered


Purchase Price
   Per Unit
    $ 485

			(*)	If no indication is marked above, all Units
issued to you will be deemed to have been tendered.

Please indicate changes or corrections to the address printed above.


THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
MIDNIGHT, NEW YORK, NEW YORK TIME, ON MONDAY, DECEMBER 9, 1996 (THE "EXPIRATION DATE") UNLESS SUCH OFFER IS EXTENDED.

	The undersigned hereby tender(s) to PIP PARTNERS - GENERAL, LLC, a California limited liability company (the "Purchaser"), the number of units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership") specified below, pursuant to the Purchaser's offer to purchase up to 9,000 of the issued and outstanding Units at a purchase price of $485 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996, as supplemented and amended on November 15, 1996 and December 9, 1996 (the "Offer to Purchase") and this Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase and any supplements, modifications or amendments thereto, constitute the "Offer"), as more fully described in the Offer to Purchase. The Purchase Price will be automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after November 8, 1996 and on or prior to 12:00 midnight, New York, New York time, on December 23, 1996 (the "Expiration Date"). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a holder of Units pursuant to the Offer in respect of tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, WHICH COMMISSIONS OR PARTNERSHIP TRANSFER FEES WILL BE BORNE BY THE PURCHASER. Receipt of the Offer to Purchase is hereby acknowledged. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Offer to Purchase.

	By executing and delivering this Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and designees of the Purchaser and each of them as such Limited Partner's proxies, with full power of substitution, in the manner set forth in this Letter of Transmittal to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed (and, if given or executed will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for a Unit to be deemed validity tendered, immediately upon the Purchaser's payment for such Unit, the Purchaser must be able to exercise full voting rights with respect to such Unit and other securities, including voting at any meeting of Limited Partners.

	By executing and delivering the Letter of Transmittal, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact, each with full power of substitution to the extent of the Limited Partner's rights with respect to the Units tendered by the Limited Partner and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior powers of attorney granted by the Limited Partner with respect to such Unit will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the Partnership books maintained by the transfer agent and registrar for the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Depositary (as the tendering Limited Partner's agent) of the Purchase Price, to become a substitute Limited Partner, to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the general partner of the Partnership (the "General Partner") a change of address form instructing the General Partner to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution to which-the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering
Limited Partner, and (v) if legal title to the Units is held through an IRA or KEOGH or similar account, the Limited Partner understands that this Letter of Transmittal must be signed by the custodian of such IRA or KEOGH account and the Limited Partner hereby authorizes and directs the custodian of such IRA or KEOGH to confirm this Letter of Transmittal. This Power of Attorney shall not be affected by the subsequent mental disability of the Limited Partner, and the Purchaser shall not be required to post bond in any nature in connection with this Power of Attorney.

	By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date. The Purchaser will seek to be admitted to the Partnership as a substitute Limited Partner upon consummation of the Offer.

	By executing this Letter of Transmittal, the undersigned represents that either (a) the undersigned is not a plan subject to Title I of the Employee Retirement Income Security Act of 1947, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101 of any such plan; or
(b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

	The undersigned recognizes that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Units validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Units permitted pursuant to the Offer on a pro rata basis, with adjustments to avoid purchases of certain fractional Units, based upon the number of Units validly tendered prior to the Expiration Date and not properly withdrawn.

	The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in Section 2 ("Proration; Acceptance for Payment and Payment for Units") and Section 14 ("Conditions of the Offer") of the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchaser. Except as stated in Section 4 ("Withdrawal Rights") of the Offer to Purchase, this tender is irrevocable, provided Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.


IF YOU HAVE ALREADY TENDERED YOUR UNITS TO APOLLO PURSUANT TO THE APOLLO TENDER OFFER, AND YOU NOW DESIRE TO WITHDRAW THAT TENDER, WE HAVE
INCLUDED WITH THE TRANSMITTAL LETTER, A FORM OF "NOTICE OF WITHDRAWAL OF PREVIOUSLY TENDERED UNITS" LETTER (ALONG WITH INSTRUCTIONS) TO BE SENT TO THE HERMAN GROUP, IN THE MANNER INDICATED ON THE INSTRUCTIONS
ATTACHED THERETO.


	SIGNATURE BOX
	Please sign exactly as your name is printed (or corrected) above. For joint owners, each joint owner must sign. If signed by the registered holder(s) of the units and payment is to be made directly to that holder(s) or Eligible Institution, then no signature guarantee is necessary. In all other cases, all signatures must be guaranteed by an Eligible Institution. (See Instruction 2.) The signatory hereto hereby certifies under penalties of perjury the Taxpayer Identification Number furnished in the blank provided in this Signature Box and the statements in Box A, Box B and, if applicable, Box C. The undersigned hereby represents and warrants for the benefit of the Partnership and the Purchaser that the undersigned owns the Units tendered hereby and has full power and authority to validly tender, sell, assign, transfer, convey and deliver the Units tendered hereby and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claims and that the transfer and assignment contemplated herein are in compliance with all applicable laws and regulations. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 4 ("Withdrawal Rights") of the Offer to Purchase, this tender is irrevocable.

X
         (Signature of Owner)        (Date)



Taxpayer Identification Number of owner (other than IRA'S)


X
(Signature of Co-Owner)	(Date)



(Title)

Telephone (Day)  (   )
Telephone (Eve)  (   )




Guarantee of Signature (If required. SEE INSTRUCTION 2).

Name of Firm:

Authorized Signature:


	TAX CERTIFICATIONS

	BOX A
	SUBSTITUTE FORM W-9
	(See Instruction 3)

	The person signing this Letter of Transmittal hereby certifies the following to the Purchaser under penalties of perjury:

	(i)	The Taxpayer Identification Number ("TIN") furnished in the
space provided for that purpose in the Signature Box of this Letter of Transmittal is the correct TIN of the Limited Partner, unless the Units are held in an Individual Retirement Account ("IRA"); or if this box [
] is checked, the Limited Partner has applied for a TIN. If the Limited Partner has applied for a TIN, a TIN has not been issued to the Limited Partner, and either: (a) the Limited Partner has mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service ("IRS") Center or Social Security Administration Office, or (b) the
Limited Partner intends to mail or deliver an application in the near future, it is hereby understood that if the Limited Partner does not provide a TIN to the Purchaser within sixty (60) days 31% of all reportable payments made to the Limited Partner thereafter will be withheld until a TIN is provided to the Purchaser; and

	(ii)	Unless this box [  ] is checked, the Limited Partner is not
subject to backup withholding either because the Limited Partner: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Limited Partner is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Limited Partner is no longer subject to backup withholding.

Note:	Place an "X" in the box in (ii) above, if you are unable to
certify that the Limited Partner is not subject to backup withholding.

	BOX B
	FIRPTA AFFIDAVIT
	(See Instruction 3)

	Under Section 1445(c)(5) of the Code and Treas Reg. 1.1445-IIT(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interest plus cash or cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchaser that no withholding is required with respect to the Limited Partner's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:

	(i)	Unless this box [   ] is checked, the Limited Partner, if an
individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Income Tax Regulations);

	(ii)	The Limited Partner's U.S. social security number (for
individuals) or employer identification number (for non-individuals) is correct as furnished in the blank provided for that purpose on the back of this Letter of Transmittal; and

	(iii)	The Limited Partner's home address (for individuals), or
office address (for non-individuals), is correctly printed (or corrected) on the back of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is ____________________________.

	The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

	BOX C
	SUBSTITUTE FORM W-8
	(See Instruction 3)

	By checking this box [   ] the person signing this Letter of
Transmittal hereby certifies under penalties of perjury that the Limited Partner is an "exempt foreign person" for purposes of the backup withholding rules under U.S. federal income tax laws, because the Limited Partner:

	(i)	Is a nonresident alien or a foreign corporation,
partnership, estate or trust;

	(ii)	If an individual, has not been and plans not be present in
the U.S. for a total of 183 days or more during the calendar year; and

	(iii)	Neither engages, nor plans to engage, in a U.S. trade or
business that has effectively connected gains from transactions with a broker or barter exchange.


	For Units to be accepted for purchase, Limited Partners should complete and sign this Letter of Transmittal in the Signature Box and return it in the self-addressed, postage-paid envelope enclosed, or by hand or overnight courier to: IBJ SCHRODER BANK & TRUST COMPANY, Bowling Green Station, P.O. Box 84, New York, New York, 10274-0084, attention Reorganization Operations Department, or by Facsimile to: (212) 858-2103. Delivery of this Letter of Transmittal or any other required documents to an address other than the one set forth above or transmission via facsimile other than as set forth above does not constitute valid delivery.

	PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND BOXES A, B AND C ABOVE.

(Department of Corporations Use Only)
Fee Paid $
Receipt No.

Date of Application

Department of Corporations File No.
504 8254
(Insert file no. of previous filings
before the Dept., if any)
FEE: $  20.00
(To be completed by applicant.  The
required fee is $20 per transferor
(Sec. 25608(m)., Corp. Code)--PIP Partners - General, LLC, the
Transferee, will pay this fee on behalf of each Transferor; hence, no payment is required from any Transferor.)

	DEPARTMENT OF CORPORATIONS
	STATE OF CALIFORNIA

	APPLICATION FOR CONSENT TO TRANSFER SECURITIES PURSUANT TO
	SECTION 25151 OF THE CORPORATE SECURITIES LAW OF 1968

This represents (check appropriate box):
	[ X ] The initial filing.		[   ] An amendment to application dated ___________

THE SECURITIES PROPOSED TO BE TRANSFERRED ARE SUBJECT TO (CHECK
APPROPRIATE BOX)
		[ X ] LEGEND CONDITION.	[   ] ESCROW CONDITION.

1.	(a)	Name of Issuer:	PROMETHEUS INCOME PARTNERS, a California
limited partnership
	(b)	Former Name, if any:

2.	Description of securities proposed to be transferred:  (State title of each class of securities (e.g., Class A Common Stock). If rights, warrants and options are listed, also specify the securities to be transferred upon exercise thereof. If securities are to be pledged, so state.)

			UNITS OF LIMITED PARTNERSHIP INTEREST

3.	Name and address of each transferor (if space is insufficient, incorporate and attach additional sheets):

                                             Aggregate number or amount
                                            of securities proposed to be
Name                Address              transferred by each transferor:




                                                              Total:

4.	Name and address of each proposed transferee (if space is
insufficient, incorporate and attach additional sheets):

                                             Aggregate number or amount
                                            of securities proposed to be
Name              Address                transferred to each transferee:

PIP PARTNERS - GENERAL, LLC  350 BRIDGE PARKWAY,
                             REDWOOD CITY, CA 94065-1517
260.151(a)  (1/93)                                          Total:

5.	Address of principal executive office of Issuer:

  350 BRIDGE PARKWAY       REDWOOD CITY   CA       94065-1517
(Number and Street)           (City)    (State)    (Zip Code)


6.	Name and address of person to whom correspondence regarding this application should be directed:
     SAMUEL H. GRUENBAUM, ESQ., COX, CASTLE & NICHOLSON, LLP,
     2049 CENTURY PARK EAST, #2800, LOS ANGELES, CA 90067

7.	There are attached hereto as exhibits statements by each of the proposed transferees in the form required by Section 260.151 of Title 10 of the California Code of Regulations. (Note: Upon request, such statements will be treated as confidential by the Commissioner, subject to the provisions of Section 250.10, Title 10, California Code of Regulations.)

8.	(Check appropriate box)

	[ X ](a)	There are no restrictions upon the transfer of the
securities proposed to be transferred other than the legend or escrow condition imposed by the Commissioner of Corporations.

	[   ](b)	There are restrictions upon the transfer of the
securities proposed to be transferred other than the legend or escrow condition imposed by the Commissioner of Corporations which are described in an exhibit attached hereto and incorporated herein by reference. Such restrictions have been complied with so as to make the transfer to the proposed transferees valid and are known to the proposed transferees.

9.	No portion of the consideration to be given by the transferees of the securities will be for the direct or indirect benefit of the Issuer identified in Item 1. (If the Issuer is to benefit from proposed transfer, See Section 25011 of the Corporate Securities Law of 1968 and
Section 260.011 of Title 10 of the California Code of Regulations. Qualification of the transaction may be required.)

10.	Execution Instructions:

	If a transferor is other than an individual, the name of the entity should be typed or printed above the signature line exactly as shown in Item 3. The signature should show the name and title of the person authorized to sign for such transferor.

	I/We certify (or declare) under penalty of perjury under the laws of the State of California that I/we have read this application and know the contents thereof, and that the statements therein are true and correct.

Executed at                                          , 19        .
                             (Place)             (Date)
	(If the transferor is other than an individual, give the name of the entity and the name and title of the person executing the application on behalf of such entity.)



(Signature of Transferor)                    (Signature of Transferor)


(Signature of Transferor)                    (Signature of Transferor)


(Signature of Transferor)                    (Signature of Transferor)



INSTRUCTIONS FOR COMPLETING LETTER OF TRANSMITTAL
Forming Part of the Terms and Conditions of the Offer

ASSISTANCE IN COMPLETING THE LETTER OF TRANSMITTAL,
CALL: GEORGESON & COMPANY INC. at (800) 223-2064


	1.	DELIVERY OF LETTER OF TRANSMITTAL.  For convenience in
responding to the Offer, a self-addressed, postage-paid envelope had been enclosed with the Offer to Purchase. However, to ensure receipt of the Letter of Transmittal, it is suggested that you use an overnight courier or, if the Letter of Transmittal is to be delivered by United States mail, that you use certified or registered mail, return receipt requested.

		To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) must be received by the Depositary at the address (or facsimile number) set forth below before the Expiration Date, 12:00 Midnight, New York, New York time on Monday, December 20, 1996, unless extended. LETTERS OF TRANSMITTAL WHICH HAVE BEEN DULY EXECUTED, BUT WHERE NO INDICATION IS MARKED IN THE "NUMBER OF UNITS TENDERED" COLUMN, SHALL BE DEEMED TO HAVE TENDERED ALL UNITS PURSUANT TO THE OFFER. Tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered.

BY MAIL:   IBJ Schroder Bank & Trust Company
           Bowling Green Station
           New York, NY 10274-0084
           Attn: Reorganization Operations Dept.

BY HAND DELIVERY OR
OVERNIGHT COURIER:     IBJ Schroder Bank & Trust Company
                       One State Street
                       New York, NY 10004
                       Attn: Securities Processing Window,
                       Sub-Cellular One
                       Telephone: (212) 858-2103
                       Facsimile:  (212) 858-2611

FOR ADDITIONAL
INFORMATION CALL:      GEORGESON & COMPANY INC.
                       Wall Street Plaza
                       New York, NY 10005
                       Telephone: (800) 223-2064

	THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING LIMITED PARTNER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. IF TENDERING BY FACSIMILE, PLEASE TRANSMIT BOTH THE FRONT AND BACK OF THE LETTER OF TRANSMITTAL, THE TAX CERTIFICATION PAGE, AND THE APPLICATION FOR CONSENT (HEREAFTER
DESCRIBED) AND MAIL THE ORIGINAL COPIES OF SUCH PAGES TO THE DEPOSITARY AT THE ADDRESS LISTED ABOVE.

		All tendering holders of Units, by execution of this Letter of Transmittal or facsimile hereof, waive any right to receive any notice of the acceptance of their Units for payment.

IF YOU HAVE ALREADY TENDERED YOUR UNITS TO APOLLO PURSUANT TO THE APOLLO TENDER OFFER, AND YOU NOW DESIRE TO WITHDRAW THAT TENDER, WE HAVE
INCLUDED WITH THE TRANSMITTAL LETTER, A FORM OF "NOTICE OF WITHDRAWAL OF PREVIOUSLY TENDERED UNITS" LETTER (ALONG WITH INSTRUCTIONS) TO BE SENT TO THE HERMAN GROUP, IN THE MANNER INDICATED ON THE INSTRUCTIONS
ATTACHED THERETO.

	2.	SIGNATURES.  All Limited Partners must sign in the Signature
Box on the back of the Letter of Transmittal. If the Units are held in the names of two or more persons, all such persons must sign the Letter of Transmittal. When signing as a general partner, corporate officer, attorney-in-fact, executor, custodian, administrator or guardian, please give full title and send proper evidence of authority satisfactory to the Purchaser with this Letter of Transmittal. With respect to most trusts, the Partnership will generally require only the named trustee to sign the Letter of Transmittal. For Units held in a custodial account for minors, only the signature of the custodian will be required.

	For IRA custodial accounts, the beneficial owner should return the executed Letter of Transmittal to the Depositary as specified in Instruction 1 herein. Such Letter of Transmittal will then be forwarded by the Depositary to the custodian for additional execution. Such
Letter of Transmittal will not be considered duly completed until after it has been executed by the custodian.

	If any tendered Units are registered in different names, it will be necessary to complete, sign and submit as many separate letters of Transmittal as there are different registrations of certificates.

	If the Letter of Transmittal is signed by the registered holder of the Units tendered herewith and payment is to be made directly to that holder, then no signature guarantee is required on the Letter of Transmittal. Similarly, if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

	3.	U.S. PERSONS.  A Limited Partner who or which is a United
States citizen OR a resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively, "United States Persons") as those terms are defined in the Code and Income Tax Regulations, should follow the instructions below with respect to certifying Boxes A and B (on the reverse side of the Letter of Transmittal).

	TAXPAYER IDENTIFICATION NUMBER. To avoid 31% federal income tax backup withholding, the Limited Partner must furnish his, her or its TIN in the blank provided for that purpose on the back of the Letter of Transmittal and certify under penalties of perjury Box A, B and, if applicable, Box C.

WHEN DETERMINING THE TIN TO BE FURNISHED, PLEASE REFER TO THE FOLLOWING NOTE AS A GUIDELINE:

		NOTE: INDIVIDUAL ACCOUNTS should reflect their own TIN. JOINT ACCOUNTS should reflect the TIN of the person whose name appears first. TRUST ACCOUNTS should reflect the TIN assigned to the Trust.
IRA CUSTODIAL ACCOUNTS should reflect the TIN of the custodian. CUSTODIAL ACCOUNTS FOR THE BENEFIT OF MINORS should reflect the TIN of the minor. CORPORATIONS OR OTHER BUSINESS ENTITIES should reflect the TIN assigned to that entity. If you need additional information, please see the enclosed copy of the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

SUBSTITUTE FORM W-9 - BOX A.

(i)	In order to avoid 31% federal income tax backup withholding, the
Limited Partner must provide to the Purchaser in the blank provided for that purpose on the back of the Letter of Transmittal the Limited Partner's correct TIN and certify, under penalties of that such Limited Partner is not subject to such backup withholding. The TIN being provided on the Substitute Form W-9 is that of the registered Limited Partner as indicated on the back of the Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the IRS, in addition to the Limited Partner being subject to backup withholding. Certain Limited Partners (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

(ii)	DO NOT CHECK THE BOX IN BOX A, PART (ii), UNLESS YOU HAVE BEEN
NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING.

FIRPTA AFFIDAVIT - BOX.  B.  To avoid withholding of tax pursuant to
Section 1445 of the Code, each Limited Partner who or which is a United States Person (as defined in Instruction 3 above) must certify, under penalties of perjury, the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS. CHECK THE BOX IN BOX B, PART (ii) ONLY IF YOU ARE NOT A U.S. PERSON, AS DESCRIBED THEREIN.

	4.	FOREIGN PERSONS - BOX C. In order for a Limited Partner who
is a foreign person (i.e., not a United States Person as defined in Instruction 3 above) to qualify as exempt from 31% backup withholding, such foreign Limited Partner must certify, under penalties of perjury, the statement in Box C of this Letter of Transmittal attesting to that foreign person's status by checking the box in such statement. UNLESS
SUCH BOX IS CHECKED, SUCH FOREIGN PERSON WILL BE SUBJECT TO 31%
WITHHOLDING OF TAX UNDER SECTION 1445 OF THE CODE.

	5.	APPLICATION FOR CONSENT TO TRANSFER SECURITIES PURSUANT TO
SECTION 25151 OF THE CORPORATE SECURITIES LAW OF 1968. All Limited Partners must complete Item 3 and the sign the Application on the back.
If the Units are held in the names of two or more persons, all such persons must sign the Application. When signing on behalf of an entity, please give the name of the entity and the name and full title of the person executing the Application on behalf of such entity.

	The Purchaser will pay the required fee of $20 per transferor pursuant to Sec. 25608(m), Calif. Corp. Code, and hence tendering
Limited Partners will not be required to pay and will not be charged for any part of this fee.

6.	CONDITIONAL TENDERS.  No alternative, conditional or contingent tenders will be accepted.

	7.	VALIDITY OF LETTER OF TRANSMITTAL.  All questions as to the
validity, form, eligibility (including time of receipt) and acceptance of a Letter of Transmittal will be determined by the Purchaser and such determination will be final and binding. The Purchaser's interpretation of the terms and conditions of the Offer (including these instructions for the Letter of Transmittal) also will be final and binding. The Purchaser will have the right to waive any irregularities or conditions as to the manner of tendering. Any irregularities in connection with tenders must be cured within such time as the Purchaser shall determine unless waived by it.

	The Letter of Transmittal will not be valid unless and until any irregularities have been cured or waived. Neither the Purchaser nor the Information Agent or the Depositary is under any duty to give notification of defects in a Letter of Transmittal and will incur no liability for failure to give such notification.

	8.	ASSIGNEE STATUS.  Assignees must provide documentation to
the Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee.

	9.	INADEQUATE SPACE.  If the space provided herein is
inadequate, the numbers of Units and any other information should be listed on a separate schedule attached hereto and separately signed on each page thereof in the same manner as this Letter of Transmittal is signed.

	Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent is:
GEORGESON & COMPANY INC.
Wall Street Plaza
New York, New York 10005
(800) 223-2064















                          EXHIBIT (a)(12)

                                         ACCOMPANIES SUPPLEMENT NO. 2


                     PIP PARTNERS - GENERAL, LLC
                         350 Bridge Parkway
                  Redwood City, California 94065-1517

                          December 9, 1996

                   $485 PER UNIT OFFER TO PURCHASE

To Limited Partners in Prometheus Income Partners:

	PIP Partners - General, LLC, a California limited liability company, and an affiliate of the General Partner of the Partnership (the "Purchaser"), has increased its offer to purchase Units of Prometheus Income Partners, a California limited partnership (the "Partnership"), to $485 per Unit (the "PIP General Tender Offer"). This price exceeds by $5 the per Unit offer (the "Apollo Tender Offer") made by an affiliate of Apollo Realty Advisors, Prom Investment Partners L.L.C. (collectively "Apollo").

	Limited Partners who have already tendered their Units to the Purchaser will automatically receive the benefit of the $485 purchase price and need not take any further action. Limited Partners who have tendered in response to the Apollo Tender Offer must withdraw their tender by delivering a completed Notice of Withdrawal to The Herman Group no later than midnight, December 20, 1996, New York City time if they wish to withdraw their prior tender. A Notice of Withdrawal is included herewith for your convenience.

	If you have not yet tendered your Units, please mail or fax a completed and executed copy of the enclosed Letter of Transmittal (and all other documents required by the Letter of Transmittal) to IBJ SCHRODER BANK & TRUST COMPANY at the address disclosed in the Offer.

	THE SPECIAL COMMITTEE OF THE PARTNERSHIP'S GENERAL PARTNER RECOMMENDS THAT THOSE LIMITED PARTNERS WITH A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD TENDER THEIR UNITS TO THE PURCHASER, WHICH IS AN AFFILIATE OF THE GENERAL PARTNER, PURSUANT TO ITS INCREASED OFFER. ALL LIMITED PARTNERS SHOULD REJECT THE APOLLO TENDER OFFER, AND THOSE LIMITED PARTNERS WHO DO NOT HAVE A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD HOLD THEIR UNITS UNTIL THE PARTNERSHIP'S HARDBOARD SIDING PROBLEM HAS BEEN RESOLVED.

	THE PURCHASER IS OFFERING TO PURCHASE UP TO 9,000 OF THE OUTSTANDING UNITS IN THE PARTNERSHIP FOR A CASH PURCHASE PRICE OF $485 PER UNIT, NET TO THE SELLER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE DATED NOVEMBER 8, 1996, AS SUPPLEMENTED AND AMENDED BY THE ATTACHED SUPPLEMENT TO THE OFFER, DATED NOVEMBER 15, 1996, AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

	Unless extended by the Purchaser, this Offer is effective until midnight, New York, New York time, on December 23, 1996. Tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered. The materials included in this package include important information concerning the Purchaser, the terms and conditions to the amendments to the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Supplement to the Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

	In reviewing the Offer, please note:

-	The Special Committee is of the opinion that the Partnership must be extremely careful in dealing with the hardboard siding problem since it could have a major impact on the value and marketability of the Partnership Properties, and hence the value of the Units. Mr. Sanford
N. Diller and his affiliates, who beneficially own the General Partner and the Purchaser, have substantial knowledge, skill, and experience in managing the many business and legal aspects of this problem, including managing litigation against manufacturers, insurers, subcontractors, and others as a result thereof. The General Partner recently commenced such litigation on behalf of the Partnership as a result of the Partnership's hardboard siding problem.

-	The Apollo Tender Offer does not address the importance to the
Partnership and the limited partners of (1) handling the hardboard siding problem as described above, or (2) the skill, knowledge, and experience possessed by affiliates of the General Partner, including Maxim Property Management, which manages the Partnership Properties, in dealing with the hardboard siding problem.

-	No Commissions and No Transfer Fees/No More K-1 Reporting Costs if
You Sell All of Your Units.

	Please feel free to contact PIP General's information agent, Georgeson & Company Inc., at (800) 223-2064, for assistance, forms, or with any questions. They will be happy to help you.

                      PIP PARTNERS - GENERAL, LLC, a California limited liability company, an affiliate of the General Partner of the Partnership















                               EXHIBIT (a)(13)



                                           ACCOMPANIES SUPPLEMENT NO. 2

                        NOTICE OF WITHDRAWAL
                    OF PREVIOUSLY TENDERED UNITS

                     PROMETHEUS INCOME PARTNERS

                         TO: HERMAN GROUP, INC.

                     By Hand/Overnight Delivery

                         HERMAN GROUP, INC.
                      2121 San Jacinto Street
                        Dallas, Texas 75201
                   By facsimile: (214) 999-9348
                           (214) 999-9323

                 Confirm by telephone (800) 992-6176

                             Gentlemen:

	The following limited partnership units (the "Units") of Prometheus Income Partners, a California Limited Partnership (the "Partnership"), previously tendered to Prom Investment Partners, L.L.C. pursuant to its Offer to Purchase dated October 18, 1996, as supplemented and amended, up to 9,000 Units (the "Apollo Tender Offer") are hereby withdrawn. A failure to complete the Section "Number of Units Tendered" shall be deemed to indicate the intent of the undersigned that all Units tendered to Prom Investment Partners, L.L.C. are hereby withdrawn.

	DESCRIPTION OF UNIT(S) WITHDRAWN
	SIGNATURES OF UNITHOLDERS

All registered Unitholder(s) must sign exactly as name(s) appear(s) on the Partnership records. See Instruction 3.



(Print Name(s))



Number of Units Tendered:

								Dated:

(Signature(s))

If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 3.

Name(s) and
Capacity:

Address:

City, State:                                        Zip Code:

Area Code and Tel. No.


	(See Instructions on second page)



	SIGNATURE GUARANTEE


(To be completed only if signatures were guaranteed on original Letter of Transmittal)


Name and Address of Eligible Institution:



Authorized Signature:


Title:


Name:										  Date:



	INSTRUCTIONS


	1.	DELIVERY OF NOTICE OF WITHDRAWAL.  If withdrawing Units
previously tendered pursuant to the Apollo Tender Offer, please fully complete, execute, detach and send the attached "Notice of Withdrawal of Previously Tendered Units" of the Partnership (the "Notice of Withdrawal") to Herman Group, Inc. Herman Group, Inc. must receive the Notice of Withdrawal prior to 12:00 midnight, New York, New York time, on December 20, 1996, unless further extended in accordance with the Apollo Tender Offer. Receipt of the facsimile transmission of the Notice of Withdrawal should be confirmed by telephone at the number set forth on the Notice of Withdrawal.

	2.	INADEQUATE SPACE.  If the space provided in the Notice of
Withdrawal is inadequate, all such additional information should be listed on a separate schedule and attached as part of the Notice of Withdrawal.

	3.	SIGNATURE ON NOTICE OF WITHDRAWAL.  The Notice of Withdrawal
must be signed, as applicable, by the person(s) who signed the Letter of Transmittal related to the Apollo Tender Offer, in the same manner as such Letter of Transmittal was signed. The signatures must correspond exactly with the name(s) as they appear on the Partnership records. If any Units tendered pursuant to the Apollo Tender Offer are registered in the names of two or more joint holders, all such holders must sign, as applicable, the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence of their authority to act.

	4.	GUARANTEE OF SIGNATURES.  If the signature or signatures
were guaranteed on the Letter of Transmittal, then it or they must be guaranteed on the Notice of Withdrawal.















EXHIBIT (a)(14)

NEW RELEASE

Contact:    Charles W. Garske,            For Release
            Georgeson & Company Inc.          December 9, 1996

Telephone:	(212) 440-9916

PIP PARTNERS-GENERAL, LLC INCREASES OFFER PRICE TO $485 PER UNIT FOR PROMETHEUS INCOME PARTNERS LIMITED PARTNERSHIP INTERESTS

BODY:

	Redwood City, California, December 9, 1996. PIP Partners-General, LLC (PIP General), announced today that it has increased its tender offer price from $475 to $485 per Unit for up to 9,000 outstanding units of limited partnership interest (Units) in Prometheus Income Partners, a California limited partnership (Prometheus), net to the sellers in cash. PIP General is an affiliate of the General Partner of the Partnership.
The increased purchase price by PIP General is $5 per Unit higher than the price offered by an affiliate of Apollo Realty Advisors. Limited Partners who have already tendered their Units to PIP General will automatically receive the benefit of the $485 purchase price and need not take any further action.

	The PIP General offer, as increased, has also been extended and will remain open until midnight, December 23, 1996, New York time. As of the close of business on December 6, 1996, PIP General reasonably believed that approximately 511 Units had been tendered to it and not withdrawn.

	Limited Partners who have tendered in response to the competing offer by an affiliate of Apollo Realty Advisors and who wish to tender pursuant to the PIP General Offer must withdraw their tender in the competing offer by delivering a completed Notice of Withdrawal to The Herman Group no later than midnight, December 20, 1996, New York City time. A Notice of Withdrawal is included in the materials mailed by PIP General today.

	For additional information, forms, or questions, contact PIP General's Information Agent, Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005, 1-800-223-2064. Further information, including the Offer to Purchase, may be obtained without charge upon request to the Information Agent. Completed tender documents should be mailed to PIP General's depositary, IBJ Schroder Bank & Trust Company, Bowling Green Station, P.O. Box 84, New York, New York 10274-0084, Attention Reorganization Operations Department, (212) 858-2103.

	A Special Committee of Prometheus's General Partner has recommended that it is in the best interest of Prometheus, the Limited Partners, and the tenants and employees at Prometheus's properties that those partners who have a current or anticipated need or desire for liquidity should tender their Units to PIP General; those partners who do not have such a need or desire should retain their Units until Prometheus's hardboard siding problem has been resolved.